As filed with the U.S. Securities and Exchange Commission on February 1, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

CARNIVAL PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Enrique Miguez
General Counsel
Carnival Corporation & Carnival plc

3655 NW 87 Avenue, Miami, FL  33178

Telephone: +1-305-599-2600

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

         ☒       immediately upon filing

☐       on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of Carnival plc.	200,000,000 American Depositary Shares	$0.05	$10,000,000	$927.00
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-12626. This Registration Statement also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-12626.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and final sentence on face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Top center and introductory paragraph on face of American Depositary Receipt
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Upper right corner and introductory paragraph on face of American Depositary Receipt
(ii) Procedure for voting, if any, the deposited securities	Paragraph (3) on reverse of American Depositary Receipt
(iii) Collection and distribution of dividends	Paragraphs (4), (5) and (8) on face, and paragraph (1) on reverse, of American Depositary Receipt
(iv) Transmission of notices, reports and proxy soliciting material	Paragraph (11) on face, and paragraphs (3) and (5) on reverse, of American Depositary Receipt
(v) Sale or exercise of rights	Paragraphs (4) and (7) on face, and paragraph (1) on reverse, of American Depositary Receipt
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3) and (7) on face, and paragraphs (1) and (4) on reverse, of American Depositary Receipt
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (9) and (10) on reverse of American Depositary Receipt (no provision for extension)
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (5) on reverse of American Depositary Receipt
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5) on face of American Depositary Receipt
(x) Limitation upon the liability of the Depositary	Paragraphs (7) on reverse of American Depositary Receipt
(3) Fees and Charges	Paragraph (8) on face of American Depositary Receipt

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Carnival plc (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s internet website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (11) on face of American Depositary Receipt

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Deposit Agreement. Amended and Restated Deposit Agreement, dated as of April 21, 2003 (as from time to time amended, the “Deposit Agreement”), among Carnival plc, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement among Carnival plc, JPMorgan Chase Bank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 31, 2022.

Legal entity created by the Amended and Restated Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

	By:	/s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Carnival plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami, Florida, on January 31, 2022.

CARNIVAL PLC

By:	/s/ David Bernstein
	Name:	David Bernstein
	Title:	Chief Financial Officer and Chief Accounting Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Micky Arison, Arnold W. Donald, David Bernstein, Quinby Dobbins, and Enrique Miguez, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, as amended, this Registration Statement on Form F-6 has been signed by the following persons on January 31, 2022, in the capacities indicated.

SIGNATURES

Signature	Title

/s/Micky Arison	Chairman of the Board
Micky Arison	(principal executive officer)

/s/Arnold W. Donald	President, Chief Executive Officer, Chief Climate Officer and Director
Arnold W. Donald	(principal executive officer)

/s/ David Bernstein	Chief Financial Officer and Chief Accounting Officer
David Bernstein	(principal financial and accounting officer)

/s/ Sir Jonathon Band	Director
Sir Jonathon Band

/s/ Jason Glen Cahilly	Director
Jason Glen Cahilly

/s/ Helen Deeble	Director
Helen Deeble

/s/ Jeffrey J. Gearhart	Director
Jeffrey J. Gearhart

/s/ Richard J. Glasier	Director
Richard J. Glasier

/s/ Katie Lahey	Director
Katie Lahey

/s/ Sir John Parker	Director
Sir John Parker

/s/ Stuart Subotnick	Director
Stuart Subotnick

/s/ Laura Weil	Director
Laura Weil

/s/ Randall J. Weisenburger	Director
Randall J. Weisenburger

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Carnival plc, has signed this Registration Statement on Form F-6 in Miami, Florida, on January 31, 2022.

Authorized U.S. Representative

Enrique Miguez, General Counsel, Carnival Corporation & Carnival plc

/s/ Enrique Miguez

INDEX TO EXHIBITS

Exhibit Number

(a)	Amended and Restated Deposit Agreement, dated as of April 21, 2003, among Carnival plc, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.

(e)	Rule 466 Certification